SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 10)

BROWN-FORMAN CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

115637-10-0

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP NO. 115637-10-0

(1)	Names of reporting persons Laura Lee Brown I.R.S. Identification Nos. of above persons (entities only)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 2,777,798
(6) Shared voting power 2,963,211
(7) Sole dispositive power 2,777,798
(8) Shared dispositive power 2,963,211
(9)	Aggregate amount beneficially owned by each reporting person 5,741,009
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). N/A
(11)	Percent of class represented by amount in Row (9) 6.8%
(12)	Type of reporting person (see instructions) IN

Item 1.

Brown-Forman Corporation

850 Dixie Highway

Louisville, Kentucky 40210

Item 2.

a) Name:	Laura Lee Brown

b) Principal Business address:	710 W. Main Street Louisville, Kentucky 40202

c) United States of America

d) Brown-Forman Corporation Class A Common Stock

e) 0115637-10-0

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [    ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [    ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [    ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [    ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [    ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f) [    ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g) [    ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) [    ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [    ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [    ] Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The number of shares beneficially owned by the undersigned as of December 31, 2015, is as follows:

		Aggregate Number
(a)	Beneficially Owned	5,741,009
(b)	Percent of Class	6.8%
(c)	Sole Voting Power	2,777,798
	Shared Voting Power	2,963,211
	Sole Disposition Power	2,777,798
	Shared Disposition Power	2,963,211

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [            ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Other persons have the right to receive the dividends and the proceeds of sale from certain of the shares for which the undersigned has voting and dispositional control.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016

/s/ Laura Lee Brown by James B. Seiler under POA
Laura Lee Brown

LIMITED POWER OF ATTORNEY

I, LAURA LEE BROWN, of Oldham County, Kentucky, appoint JAMES B. SEILER as my Attorney-in-Fact (“Attorney-in-Fact”) for the specific purposes set forth below. This Limited Power of Attorney will expire on December 31, 2016. I grant to Attorney-in-Fact full powers for me and in any name to:

1.	draw, make, and/or sign any and all checks, contracts, deeds or agreements, and exercise all of my voting rights over assets owned by me;

2.	receive any assets that may be due me;

3.	establish, continue, modify, or terminate an account or other banking arrangement with a financial institution;

4.	borrow and lend on my behalf and sell (including on installments), lease, mortgage, pledge, or convey any real or personal property (including, but not limited to, stocks, bonds, partnership units, membership interests, and other equity or debt instruments);

5.	retain and/or release all liens on any real or personal property; and

6.	sign, with power of substitution and revocation, all tax returns, reports, or Forms 2848, that I may be required or elect to file with any Federal, state or other governmental body, to make tax elections and to pay taxes.

I adopt and ratify all the acts of Attorney-in-Fact which are done in pursuance of this power. Further, this power shall not terminate if I become disabled or because of the passage of time.

Third parties to whom this Power of Attorney is presented may rely upon photostatic or facsimile copies of this original document. Further, they may rely upon a written statement or affidavit of Attorney-in-Fact as to the then current effectiveness of this document.

Witness my signature on January 29, 2016.

/s/ Laura Lee Brown
LAURA LEE BROWN

/s/ Jane Ferebee-Grady	residing at Louisville, KY
Witness	City, State

/s/ Doug Heinrich	residing at Louisville, KY
Witness	City, State

COMMONWEALTH OF KENTUCKY	)
	)	SS:
COUNTY OF JEFFERSON	)

Subscribed, sworn to, and acknowledged before me on January 29, 2016 by LAURA LEE BROWN, the Principal, and Jane Ferebee-Grady and Doug Heinrich, known to me to be witnesses whose names are each signed to the foregoing instrument, and all these persons being first duly sworn, the Principal declared to me and to the witnesses in my presence that the instrument is the Power of Attorney of the Principal and that the Principal has willingly signed and that the Principal executed it as a free and voluntary act for the purposes therein expressed; and each of the witnesses stated to me in the presence and hearing of the Principal, that the witness signed as witness and to the best of such witness’s knowledge, the Principal was 18 years of age or over, of sound mind and under no constraint or undue influence.

My Commission Expires: March 21, 2018

/s/ Shawn O’Donnell
Notary Public

                [Kentucky Notary Seal]

THIS INSTRUMENT PREPARED BY:

Turney P. Berry
WYATT, TARRANT & COMBS, LLP
500 West Jefferson Street, Suite 2800
Louisville, Kentucky 40202-2898
502.589.5235